Brian McCabe
T +1 617-951-7801
brian.mccabe@ropesgray.com

March 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:	Popular U.S. Government Money Market Fund, LLC

File No. 333-271265; 811-23868

Dear Mr. Bellacicco:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on December 4, 2023, and December 13, 2023, with respect to Pre-Effective Amendment No. 1 to the Registration Statement of Popular U.S. Government Money Market Fund, LLC (the “Fund”) on Form N-1A, filed with the Commission on November 30, 2023. The Staff’s comments are reproduced below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the amended Form N-1A filing of the Fund.

PROSPECTUS

Prospectus – Page 1 – Fees and Expenses of the Fund

1.	In regard to footnote 2 to the fee table, please update the recoupment disclosure to state that the recoupment period is limited to three years from the date of the waiver/reimbursement and that any recoupment would not cause the Fund’s expenses to exceed the lesser of (1) the expense limitation in effect at the time of waiver and (2) the expense limitation in effect at the time of recapture. Please ensure that the recoupment disclosure is consistent throughout the registration statement.

Response: The requested change has been made to the fee table footnote as well as in the “Management of the Fund” section of the prospectus and the “Management, Advisory and Other Service Arrangements” section of the Statement of Additional Information.

Page 10 – More Information About the Fund

2.	Comment: The Fund’s “Money Market Risk” states, in relevant part, “[i]n the event of a negative interest rate environment the Fund may reduce the number of shares outstanding to maintain a stable net asset value per share in the manner contemplated by Rule 2a-7, subject to certain board determinations and disclosures to investors.” Please supplementally explain how the Fund would reduce the number of shares outstanding in a negative interest rate environment.

Response: Consistent with the requirements of Rule 2a-7 under the 1940 Act (as amended in July 2023), a money market fund such as the Fund may reduce the number of its outstanding shares in a negative interest rate environment to maintain a stable net asset value, subject to a Board determination that reducing the number of the Fund’s shares outstanding is in the best interest of the Fund and its shareholders and timely disclosure to Fund investors about the Fund’s share cancellation practices and their effects on investors. While the Fund has not yet made any such board determinations, the Fund anticipates that any share cancellations would operate as a reverse stock split designed to maintain the Fund’s stable net asset value.

Pages 15–16 – Shareholder Information

3.	Comment:

a.	With respect to the Fund’s Class A Withholding and Class I Institutional Withholding Shares (together the “Withholding Shares”) and the Fund’s Class A Non-Withholding and Class I Institutional Non-Withholding Shares (together the “Non-Withholding Shares”) please supplementally explain:

i.	How does the Fund withhold the amounts required to be withheld for the Withholding Shares?
ii.	Are the withheld amounts a restricted asset on the Fund’s balance sheet and a related liability for payment?
iii.	If the withheld amounts are treated as a restricted asset on the Fund’s balance sheet, is the restricted asset earmarked only for those investors in Withholding Shares?
iv.	Do the Withholding and Non-Withholding Shares have different net asset values, specifically as it relates to re-investment of dividends?

b.	With respect to the shareholder agreement to indemnify the Fund by shareholders of Non-Withholding Shares referenced on page 15 of the Fund’s prospectus (the “Non-Withholding Shareholder Indemnification”), please explain supplementally whether the Non-Withholding Shareholder Indemnification will allow the Fund to recover from an applicable shareholder any funds that should have been withheld but were not due to such shareholder’s inaccurate certification of its tax withholding status.

c.	Please explain supplementally whether Popular Asset Management, LLC (the “Adviser”) or the Fund will bear the cost of any otherwise-indemnified losses in the event that the Adviser chooses not to, or is unable to, enforce the terms of the Non-Withholding Shareholder Indemnification.

d.	If the Fund is subject to potential penalties for failing to withhold funds, please disclose this risk in the Fund’s prospectus.

Response:

a.	Withholding for the Fund’s Withholding Shares will be performed by the broker or other financial intermediary through which an investor holds its Withholding Shares and is not performed at the Fund level, and the Fund’s registration statement disclosure has been revised to clarify this point. The designation of separate Withholding Shares and Non-Withholding Shares is intended to ensure both that financial intermediaries are able to identify shares that are subject to the 15% Puerto Rico withholding tax imposed by subsection (a) of PR Code section 1023.06 (the “15% Withholding Tax”) and that shares of the Fund can be traded through the National Securities Clearing Corporation (NSCC). As there will be no Fund-level withholding, the Class A Withholding Shares will have the same net asset value and will distribute the same dividends as the Class A Non-Withholding Shares (and the Class I Institutional Withholding Shares will have the same net asset value and will distribute the same dividends as the Class I Institutional Non-Withholding Shares). The withheld amounts will not be on the Fund’s balance sheet in any form.

b.	The Non-Withholding Shareholder Indemnification has been removed from the shareholder certification and election for Non-Withholding Shares (the “Non-Withholding Certification”). The corresponding disclosure regarding the Non-Withholding Shareholder Indemnification has also been removed from the Fund’s registration statement as it is no longer applicable.

c.	As noted in a previous response, the Non-Withholding Shareholder Indemnification has been removed from the Non-Withholding Certification. The Fund does not believe that a false or incorrect Non-Withholding Certification, or a resulting failure to withhold, is likely to result in any liability for the Fund under Puerto Rican tax law.

d.	The Fund is not withholding funds and is not responsible for withholding funds (or subject to potential penalties for failure to do so) under Puerto Rico law.

4.	Comment: The first paragraph on page 16 of the Fund’s prospectus states:

In the event that the Fund, in its sole discretion, determines that the certification by a holder of Class A Non-Withholding Shares and/or Class I Institutional Non-Withholding Shares to the Fund that it is not subject to Puerto Rico withholding taxes on Ordinary Dividends distributed by the Fund, at the time the certification was made was, or has subsequently become, inaccurate in any respect, the Fund may redeem the Class A Non-Withholding Shares or Class I Institutional Non-Withholding Shares held by such shareholder.

With respect to the above-described involuntary redemption features for the Non-Withholding Shares, please supplementally explain:

a.	Why a redemption is necessary, rather than a conversion to the appropriate share class?

b.	What notice, if any, would a shareholder receive of an involuntary redemption?

c.	Will a shareholder face additional charges, offsets or clawbacks as a result of an involuntary redemption?

d.	Will a description of this involuntary redemption feature be included in the Fund’s 18f-3 Plan and will there be any internal policies or procedures governing involuntary redemption?

e.	Is the involuntary redemption feature permitted under Puerto Rico law?

Response:

a.	The involuntary redemption feature has been removed, and the Non-Withholding Certification and the Fund disclosure have been revised to remove references thereto.

b.	As discussed above, the proposed involuntary redemption feature is no longer applicable to the Fund.

c.	As discussed above, the proposed involuntary redemption feature is no longer applicable to the Fund.

d.	As discussed above, the proposed involuntary redemption feature is no longer applicable to the Fund. As such, there is no description of an involuntary redemption feature in the amended Popular Family of Funds Rule 18f-3 Multi-Class and Expense Allocation Plan (which is included with the amended registration statement filing), nor will there be any internal policies or procedures governing involuntary redemptions.

e.	As discussed above, the proposed involuntary redemption feature is no longer applicable to the Fund and, as such, we offer no opinion here as to the permissibility of the involuntary redemption feature under Puerto Rico law.

Page 21 – Management of the Fund - Investment Adviser

5.	The first paragraph on page 21 of the Fund’s prospectus states, in relevant part “[t]he Adviser currently acts as investment adviser or co-investment adviser to several other Puerto Rico investment companies and as of June 30, 2023, managed or co-managed approximately $2.1 billion in assets.” Please consider updating the assets under management as of a date closer to the anticipated effective date of the Fund’s registration statement.

Response: The Fund has revised the relevant disclosure as follows (additions underlined; deletions in ~~strikethrough~~):

“The Adviser currently acts as investment adviser or co-investment adviser to several other Puerto Rico investment companies and as of ~~June 30, 2023~~ December 31, 2023, managed or co-managed approximately $2.1 billion in assets.”

STATEMENT OF ADDITIONAL INFORMATION

SAI-15 – Share Ownership Management, Advisory and Other Service Arrangements

6.	Comment: Please update certain information, including information relating to each Director’s share ownership in the Fund, as of December 31, 2023, the end of the most recently calendar year, as required by Form N-1A.

Response: The requested changes have been made.

PART C

Item 30 – Indemnification

7.	Comment: Please include the language required pursuant to Rule 484 under the Securities Act of 1933.

Response: The Fund has revised the relevant disclosure to add the following:

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

EXHIBITS

Second Amended and Restated Limited Liability Company Agreement

Page 12 – Section 3.8 Liabilities and duties

8.	Section 3.8 of the Fund’s Second Amended and Restated LLC Agreement (the “LLC Agreement”) states in relevant part:

Notwithstanding the foregoing, nothing in the Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, any duties or liabilities of such persons with respect to matters arising under the federal securities laws.

Please amend this provision to clarify that “any duties”, as referenced in Section 3.8, includes the state law fiduciary duties of loyalty and care.

Response: In response to your comment, the Fund has revised the LLC Agreement as follows (additions underlined):

Notwithstanding the foregoing, nothing in the Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, any duties (including the state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

An updated LLC Agreement reflecting that change has been included as Exhibit (a) to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7801.

Sincerely,

/s/ Brian McCabe
Brian McCabe, Esq.

cc:	Omar Santiago Ramos
James McGinnis, Esq.
Jonathan Upchurch, Esq.